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[INOVIO BIOMEDICAL CORPORATION LOGO]

May 20, 2005

Via EDGAR and Courier

Division of Corporation Finance
Securities and Exchange Commission
Attn: Peggy A. Fisher
450 5th Street, N.W.
Washington D.C. 20549

Re:	Inovio Biomedical Corporation Registration Statement on Form S-3 filed March 28, 2005 File No. 333-123619

Dear Ms. Fisher:

        Inovio Biomedical Corporation (formerly, Genetronics Biomedical Corporation), a Delaware corporation (the "Company"), hereby transmits for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 1 to the Company's Registration Statement on Form S-3 ("Amendment No. 1"). We are also forwarding via courier courtesy copies of this letter and Amendment No. 1 (marked to show changes from the Registration Statement filed March 28, 2005 (the "Registration Statement")) to you and the following persons: Adelaja Heyliger, Cindy Dalton and Brian Cascio. We have been advised that changes in Amendment No. 1 from the Registration Statement, as submitted herewith in electronic format, have been tagged.

        Based upon the Commission's review of the Registration Statement, the Commission issued a comment letter dated April 25, 2005. The following consists of the Company's responses to the Commission's comment letter. For the convenience of the Commission, each comment is repeated verbatim with the Company's response immediately following. Please note that page number references in your comments may not refer to the same page number in Amendment No. 1.

Form S-3

Registration Statement Cover Page
Prospectus Cover Page

1.
Comment:    We note that on March 31, 2005, you changed your corporate name to "Inovio Biomedical Corporation" and effective April 4, 2005, your ticker symbol changed to "INO." Please revise the cover pages to reflect these changes, and briefly discuss the name/ticker change in the Summary section. Also provide your new website address.

  Response:    We note your comment and have revised the Registration Statement and Prospectus accordingly.

11494 Sorrento Valley Road • San Diego, California 92121-1318
Telephone: (858) 597-6006 • Fax: (858) 597-0119

Prospectus Summary—Page 1

2.
Please ensure that the disclosure in your summary is balanced. For example, please revise your summary to highlight the fact that you have a history of operating losses and, if true, that you have yet to commercialize any viable products.

  Response:    We note your comment and have revised the Registration Statement and Prospectus accordingly.

3.
Comment:    Please provide supplemental support for your statements of industry leadership. For example, we note your disclosure on page 3 that you are "[positioned] as a leader in EPT," and that you are a "leader in the [DNA delivery] field" on page 4.

  Response:    We can be considered a leader in the electroporation industry for several reasons. We have been issued more patents covering a wider array of patented inventions than any other company in our field. In this context, "leader" should not be confused with FTO or superiority of claims over any other company in our field. Rather, "leader" should be construed to mean that we are the most significant electroporation company in the United States, a claim supported by our broad-based patent portfolio and active clinical trial programs. To our knowledge, we are the only U.S. manufacturer of electroporation equipment that is actively pursuing multiple clinical trial programs. Moreover, these clinical trials are for various indications, including head & neck cancer, drug delivery and gene vaccination.

4.
Comment:    Please revise so that the meaning of all technical and industry-specific terms is clear from the context of your discussion. For example, we note the reference to "cryoablation" and "radio ablation" on page 3 and "intralesionally-injected" bleomycin on page 4.

  Response:    We note your comment and have revised the Registration Statement and Prospectus accordingly.

5.
Comment:    Please briefly describe the significance of the "orphan designation" granted by the FDA. We reference your disclosure on page 4.

  Response:    We note your comment and have revised the Registration Statement and Prospectus accordingly.

6.
Comment:    Please describe the term "thought leaders" mentioned on page 5. It is also unclear exactly what expenses you may apply for reimbursement. Are you referring to expenses associated with the commercialization of this product or are you referring to reimbursements from Medicare and similar international agencies for treatments utilizing your products? Please clarify.

  Response:    Please note that this sentence has been stricken.

Risk Factors—Page 3

General

7.
Comment:    Please eliminate the second and third sentences of the introductory paragraph and revise as necessary to include a discussion of all material risks in the Risk Factors section. Also revise the "Additional or Updated Risk Factors" section on page 22 in accordance with this comment.

  Response:    We note your comment and have revised the introductory paragraph accordingly. With respect to the "Additional or Updated Risk Factors" section, we respectfully submit that the section is appropriate as currently drafted because the paragraph relates to any specific risks set forth in an applicable prospectus supplement (which may modify, supersede or supplement the risk factors contained in the prospectus) rather than generic risks and uncertainties that are not presently known to the Company.

8.
Comment:    Please describe under a separate appropriate heading the risks to potential investors associated with the fact that you have a history of losses and expect that to continue "for some time in the future." Also disclose your accumulated deficit as of the most recent practical date.

  Response:    We note your comment and have revised the Registration Statement and Prospectus accordingly.

9.
Comment:    We note that approximately 76% of your revenues for the 2004 fiscal year were generated from your collaboration and license agreement with Merck. Under an appropriate heading, please describe the risks associated with the fact that a substantial portion of your revenues is generated by this relationship.

  Response:    We note your comment and have revised the Registration Statement and Prospectus accordingly.

If we do not have enough capital to fund operations…—Page 9

10.
Comment:    To the extent that you have engaged in discussions with other companies regarding a potential merger or your acquisition, please provide appropriate disclosure.

  Response:    We respectfully submit that, because the Company has not engaged in any significant discussions with other entities regarding a potential merger or acquisition of the Company, additional disclosure in the Registration Statement and Prospectus in this regard is not appropriate.

If we cannot maintain our existing corporate and academic arrangements…—Page 13

11.
Comment:    Please disclose which material sponsored research, license and collaborative agreements can be terminated by your collaborative partner with limited notice to you, as well as the percentage of your revenues represented by any such relationship.

  Response:    We note your comment and have revised the Registration Statement and Prospectus accordingly.

We rely heavily on our patents and proprietary rights…—Page 15

12.
Comment:    Please disclose whether you are currently aware of any parties currently intending to pursue such infringement claims against you.

  Response:    We note your comment and have revised the Registration Statement and Prospectus accordingly.

Serious and unexpected side effects attributable to gene therapy may result…—Page 16

13.
Comment:    Please provide additional disclosure regarding the "serious adverse events" you reported to the FDA and other regulatory agencies and what, if any, action was taken by such agencies upon your notification. We may have further comment.

  Response:    To date, the FDA has not suspended any of our clinical trials as a result of any serious adverse event reported by the Company. Given the strict rules of the FDA surrounding the release of data prior to the completion of a clinical trial, we respectfully submit that the section is appropriate as currently drafted and no further disclosure is necessary in this section.

Any acquisition we might make may be costly and difficult to integrate…—Page 17

14.
Comment:    If you have experienced any such difficulties relating to your acquisition of Inovio in January 2005, please provide appropriate disclosure.

  Response:    We have not experienced any such difficulties relating to our acquisition of Inovio AS in January 2005.

We may not meet environmental guidelines…—Page 21

15.
Comment:    To the best of your knowledge, please tell us whether you are in current compliance with all applicable environmental regulations.

  Response:    We believe we are currently in compliance with all material applicable environmental regulations.

Selling Stockholders—Page 23

16.
Comment:    Please provide the exemptions from registration under the Securities Act of 1933 for all transactions described on page 23.

  Response:    We note your comment and have revised the disclosures relating to the transactions accordingly. Supplementally, we provide the facts relied upon to make the exemptions available with respect to each transaction below.

  Series A, Series B and Series C Preferred Stock

  With respect to the Series A preferred stock, Series B preferred stock and Series C preferred stock transactions, each of the preferred stock holders qualified as an accredited investor (as defined by Rule 501 under the Securities Act of 1933, as amended (the "Securities Act")). The Company did not offer or sell any Series A preferred stock, Series B preferred stock or Series C preferred stock by any form of general solicitation or advertising. At the time of purchase, each holder of Series A preferred stock, Series B preferred stock and/or Series C preferred stock acknowledged and agreed that the securities had not been registered under the Securities Act and may not be offered or sold unless subsequently registered and/or offered, sold or transferred pursuant to an exemption from the registration requirements. Each holder represented to us that the holder was purchasing the securities for the holder's own account and not with a present view towards the distribution thereof. Therefore, the Company believes that the Series A preferred stock, Series B preferred stock and Series C preferred stock were offered and sold in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

  Issuance of Series D Preferred Stock

  In connection with its acquisition of Inovio AS in January 2005, the Company issued 1,966,292 shares of the Series D preferred stock in the transaction to certain shareholders of Inovio (the "Series D Holders"). The Company did not offer or sell any Series D preferred stock by any form of general solicitation or advertising, or engage in any directed selling efforts, as defined in Regulation S of the Securities Act, in the U.S. in connection with the Series D preferred stock. Each Series D Holder represented that (1) the Holder was not a U.S. person; (2) the Holder had the knowledge, skill and experience in business, financial and investment matters such that the Holder was capable of evaluating the merits and risks of owning the Series D preferred stock; and (3) the Holder was acquiring the shares of Series D preferred stock solely for its own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the shares of Series D preferred stock. The Series D Holders were also provided with access to our SEC filings, including the Company's annual reports on Form 10-K and its quarterly reports on Form 10-Q. In addition, each Series D Holder acknowledged and agreed that the Series D preferred stock had not been registered under the Securities Act and may not be offered or sold unless subsequently registered and or offered, sold or transferred pursuant to an exemption from the registration requirements. Therefore, the Company believes that the shares of Series D preferred stock were offered and sold in reliance upon exemptions from registration pursuant Regulation S under the Securities Act and Section 4(2) under the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

  January 2005 Private Placement

  Each of the investors qualifies as an accredited investor. No general solicitation or advertising was undertaken in connection with the offer and sale of the securities. Each investor represented to the Company that the investor was purchasing the securities for the investor's own account and not with a present view towards the distribution thereof. In addition, each investor acknowledged and agreed that the shares and warrants had not been registered under the Securities Act and may not be offered or sold unless subsequently registered and/or offered, sold or transferred pursuant to an exemption from the registration requirements. Therefore, the Company believes that the shares and warrants were offered and sold in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

  Warrant Issued to Landlord

  At the time of the issuance, the landlord (1) had knowledge, skill and experience in business, financial and investment matters such that it was capable of evaluating the merits and risks of owning the warrant; and (2) was acquiring the warrant for its own account and not with a present view towards the distribution thereof. In addition, the landlord acknowledged and agreed that the warrant had not been registered under the Securities Act and may not be offered or sold unless subsequently registered and or offered, sold or transferred pursuant to an exemption from the registration requirements. Furthermore, the landlord was provided with access to our SEC filings, including the Company's annual reports on Form 10-K and our quarterly reports on Form 10-Q. Therefore, the warrant was issued in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

17.
Comment:    Please identify the individuals who have or share voting and/or investment control over the shares owned by the entities listed in the table.

  Response:    We note your comment and have revised the Registration Statement and Prospectus accordingly.

18.
Comment:    Please tell us whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer. Any selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, each selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling shareholder is able to make the following representations in the prospectus:

•
The selling shareholder purchased the shares being registered for resale in the ordinary course of business, and

•
At the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities

  Please revise accordingly.

  Response:    We note your comment and have revised the Registration Statement and Prospectus accordingly.

Incorporation of Certain Documents by Reference—Page 31

19.
Comment:    We note that you filed a Form 8-K on April 12, 2005, in connection with your acquisition of Inovio. Based upon the relative significance of the acquiree, it appears to us that the related Form 8-K should also be incorporated by referenced to comply with Rule 3-05 and Article 11 of Regulation S-X. Incorporation by reference would also require that an additional accountants' consent be provided. Please revise or advise, as appropriate.

  Response:    We note your comment and have revised the Registration Statement and Prospectus accordingly. Please note that the PricewaterhouseCoopers AS has already consented to the incorporation by reference in this Registration Statement and Prospectus of their report dated April 8, 2005, relating to the financial statements of Inovio AS as of December 31, 2004 and 2003, and for the two years then ended, which appears in our Current Report on Form 8-K/A filed on April 12, 2005.

20.
Comment:    In this regard, we note that the registration statement must be declared effective no later than 180 days following the closing date (January 25, 2005) or the company would be required to pay penalties. Supplementally discuss and quantify the amount of potential damages you would have to pay investors. Revise to disclose, or, if you believe no disclosure is necessary, supplementally explain and support.

  Response:    Section 2(a) of the Registration Rights Agreement between Inovio Biomedical Corporation and Inovio AS stipulates the Company's registration statement related to the Series D Preferred Stock issued as part of the acquisition must be declared effective within 180 days of the closing date of the acquisition. However, there are no associated penalties or damages payable by the Company if the registration statement were to not be declared effective within 180 days of the closing date of the acquisition. The Company is only obligated to use its best efforts to comply with this requirement.

Other

21.
Comment:    The financial statements and other relevant sections of the filing should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.

  Response:    We note your comment and have revised the Registration Statement and Prospectus accordingly.

22.
Comment:    Please include a currently dated and signed consent from your independent auditors prior to requesting effectiveness.

  Response:    We note your comment and have included a currently dated and signed consent from our independent auditors as an exhibit to Amendment No. 1.

Form 10-K for the Fiscal Year Ended December 31, 2004

General

23.
Comment:    Please revise your future filings, including your future periodic reports, as appropriate, in accordance with the preceding comments.

  Response:    We note your comment and will revise our future filings, including our future periodic reports, as appropriate, in accordance with the preceding comments.

Item 1. Business—Page 3

Partnerships and Collaborations—Page 7

24.
Comment:    We note your disclosure that you have entered into supply agreements with Abbott Laboratories and Faulding to purchase bleomycin for use with your MedPulser Electroporation Therapy System. We also note, however, your disclosure on page 13 of the Registration Statement on Form S-3 that you do not have a relationship with a supplier of bleomycin at this time. Please clarify and tell us supplementally whether these supply agreements have been terminated.

  Response:    The disclosure on page 13 of the Registration Statement is correct as filed, as the Company currently does not have an agreement in place for the supply of bleomycin.

Competition—Page 12

25.
Comment:    In future filings, please estimate the number of competitors in the industries in which you compete, name the dominant competitors, describe the principal methods of competition within your industries and, if known or reasonably available, provide your competitive position. Refer to Item 101(c)(x) of Item S-K.

  Response:    We note your comment and will revise our future filings in accordance with this comment.

Intellectual Property—Page 21

26.
Comment:    Please describe supplementally and in future filings the importance to your business and the duration and effect of all material patents. Refer to Item 101(c)(iv) of Regulation S-K.

  Response:    We consider all of our patents material to the operation of the Company. Currently, our patents expire between 2011 and 2020. Patents related to gene delivery and treatment of cancer, which comprise the majority of our patents, have expiration dates between 2013 and 2020.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Page 41

Results of Operations—Page 44

27.
Comment:    In future filings, when a description of known material trends, events, demands and commitments is set forth, expand your discussion to include both the intermediate effects of those matters and the reasons underlying those intermediate effects. We note, for example, your disclosure that research and development activity increased in 2003, while salary, travel expenses and increased corporate insurance costs increased. Future filings should include a discussion of the factors that caused such increases/decreases, and whether you expect these trends to continue in the foreseeable future. Please refer to SEC Release No. 33-8350 for additional guidance.

  Response:    We note your comment and will revise our future filings in accordance with this comment.

Item 9A. Controls and Procedures—Page 52

28.
Comment:    We note on page 36 that you identified two significant control deficiencies that "did not rise to the level of material weakness." Please explain the nature of these control deficiencies and how you determined they would have no material effect on the accuracy of your financial statements.

  Response:    The two significant control deficiencies were as follows:

  •
  In connection with the leasing of our new corporate headquarters, we issued a warrant to purchase 50,000 shares of our common stock at $5.00 per share to the landlord of this leased facility in December 2004. This warrant was valued on the date of issuance using the Black-Scholes pricing model. The fair value of this warrant, $120,913, will be recognized ratably over the five-year term of the lease as rent expense. Our external auditors, Ernst & Young, proposed a balance sheet adjustment to reflect this balance as deferred rent, with the corresponding credit to additional paid-in capital, as of December 31, 2004. This entry was not recorded by the Company. Due to the size of the proposed adjustment and its minimal impact on the Company's financial statements, this adjustment was deemed to be only a significant deficiency and not a material weakness.

  •
  Ernst & Young also proposed two audit adjustments of $32,000 and $298,000, respectively, relating to the Company's tax provision. These adjustments were recorded by the Company. As the Company has a full valuation on its net deferred tax assets and given these adjustments had only minimal impact on the notes to the Company's financial statements, the combination of these adjustments was deemed to be only a significant deficiency and not a material weakness.

Notes to Consolidated Financial Statements

Note 8. Stockholders' Equity—Page F-15

Preferred Stock—Page F-16

29.
Comment:    In each transaction involving the issuance of warrants, please tell us and expand your disclosures in future filings to explain how each issuance was valued. Address both the method and the significant assumptions applied.

  Response:    The warrants issued as part of both the Series A and B Preferred Stock offerings were valued using the Black-Scholes pricing model using the following assumptions: risk-free interest rate—4.25%; expected life—five years; volatility—123%; and dividend yield—0%. See Exhibits A and B to this letter for the detailed calculation of each of these warrant valuations. All future filings will include the method and significant assumptions used by the Company to value these warrants.

30.
Comment:    Supplementally and in detail, please tell us how you valued and recorded the beneficial conversion features of the Series A and B Preferred Stock, including the assumptions utilized by your valuation model. In this regard, this information should be disclosed in all future filings for material beneficial conversion features. Additionally, you should provide an analysis of your significant assumptions as part of your Management's Discussion and Analysis.

  Response:    The Company followed guidance contained in EITF 00-27 when calculating the beneficial conversion features of the Series A and B Preferred Stock offerings. See Exhibits A and B to this letter for the detailed calculation of these beneficial conversion features. All future filings, including Management's Discussion and Analysis, will include the valuation method and assumptions used to calculate these beneficial conversion features.

Form 8-K/A filed April 12, 2005

Pro Forma Condensed Consolidated Statements of Operations—For the year ended December 31, 2004

31.
Comment:    It appears that the number of series D preferred stock to be issued may be increased if the company achieves certain strategic commercial milestones. Please revise to clearly explain the potential impact of that provision on the pro forma financial statements. It may be necessary to provide presentations using more than one set of assumptions. Discuss the consideration given to paragraphs 25-36 of SFAS 141 in your response.

  Response:    Given the size of Inovio AS' past strategic licensing agreements, the Company considers "remote" the likelihood that Inovio AS will achieve the strategic and commercial milestones necessary for the Company to issue additional shares of Series D Preferred Stock to the shareholders of Inovio AS. Therefore, the impact of these contingent payments were not included in the pro forma financial statements included in the Company's Current Report on Form 8-K/A filed on April 12, 2005.

32.
Comment:    Refer to Note B. To the extent practicable, please expand your disclosures regarding IPR&D to address the method and significant assumptions used to value it, as well as the nature and value of individually significant projects.

  Response:    The Company disclosed the nature of this IPR&D charge in the Management's Discussion and Analysis section of its Quarterly Report on Form 10-Q filed on May 10, 2005. As this Quarterly Report will now be incorporated by reference into the Registration Statement and Prospectus, the Company respectfully submits that no additional disclosure in the Registration Statement or Form 8-K/A is necessary.

33.
Comment:    Refer to Note E and your estimated useful life of 18 years for the identifiable intangible assets. Why is an estimated useful life of 18 years appropriate? How did you apply the guidance in SFAS 142 paragraph 11 in estimating the useful life? Specifically address the nature and terms of the contracts being amortized over 18 years.

  Response:    The estimated useful life of 18 years for the identifiable intangible assets was based upon a review of the legal life of Inovio AS' patents and estimates of each patent's useful economic life. Based on these factors, it was determined that Inovio AS' market sales would quickly decline after 18 years when these key patents expire.

Report of Independent Auditors

34.
Comment:    We note the financial statements were prepared in accordance with accounting principles generally accepted in Norway. In Note 12, you indicate that there were no significant differences in the net income (loss) or shareholders' equity between Norwegian GAAP and US GAAP. Confirm there were not significant differences for the balance sheet as well.

  Response:    We confirm that there were no significant differences between Norwegian GAAP and US GAAP when applied to the balance sheet of Inovio AS as of December 31, 2004 and 2003.

Yours truly,
/s/ PETER KIES
Peter Kies Chief Financial Officer

EXHIBIT A
Series A Beneficial Conversion Calculation

        Note: All common share and per common share amounts presented below are pre-reverse stock split, which occurred on September 13, 2004.

	Number of Shares	Number of Underlying Common Shares	Total Cash Received	FMV of Common Stock on Commitment Date	Conversion/ Exercise Price	Fair Value per Warrant/Share	Total Black- Scholes Fair Value of Warrants	Value of Beneficial Conversion Feature (Imputed Dividend)
Calculation of Fair Value once Commitment Date was set, in accordance with EITF 00-27:
Series A Preferred Stock	817	13,616,666	$8,170,000	$0.78	$0.60	N/A	N/A
Series A Warrants	5,446,666	5,446,666	N/A	$0.78	$0.75	$0.66	$3,594,800
Calculation of Beneficial Conversion Feature of Series A Preferred Stock:
Fair Value of Series A Preferred Stock	$4,575,200	13,616,666				$0.336		$6,045,799
Fair Value of Series A Warrants	3,594,800

Total Cash Received from Series A Offering	$8,170,000

EXHIBIT B
Series B Beneficial Conversion Calculation

        Note: All common share and per common share amounts presented below are pre-reverse stock split, which occurred on September 13, 2004.

	Number of Shares	Number of Underlying Common Shares	Total Cash Received	FMV of Common Stock on Commitment Date	Conversion/ Exercise Price	Fair Value per Warrant/Share	Total Black- Scholes Fair Value of Warrants	Value of Beneficial Conversion Feature (Imputed Dividend)
Calculation of Fair Value once Commitment Date was set, in accordance with EITF 00-27:
Series B Preferred Stock	750	10,714,285	$7,500,000	$1.33	$0.70	N/A	N/A
Series B Warrants	4,285,716	4,285,716	N/A	$1.33	$0.75	$1.18	$5,057,145
Calculation of Beneficial Conversion Feature of Series B Preferred Stock:
Fair Value of Series B Preferred Stock	$2,442,855	10,714,285				$0.228		$11,807,144
Fair Value of Series B Warrants	5,057,145

Total Cash Received from Series B Offering	$7,500,000

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EXHIBIT A Series A Beneficial Conversion Calculation
EXHIBIT B Series B Beneficial Conversion Calculation